July 11, 2016

Via EDGAR and Email

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Dietrich A King

Re:	LendingClub Corporation
Form 8-K filed June 12, 2015
Form 10-K for the Fiscal Year Ended December 31, 2015
Form 8-K filed March 2, 2016
Form 8-K filed May 9, 2016
Form 10-Q for Quarterly Period Ended March 31, 2016
File No. 001-26771

Ladies and Gentleman:

This letter is being furnished by LendingClub Corporation (the “Company”) in response to comments contained in the letter dated June 17, 2016 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above captioned filings.

The responses set forth below have been organized in the same manner in which the Commission’s comments were organized and all page references in the Company’s response are to those referenced in any headings or Staff comments. Set forth in italicized print below are the Staff’s comments followed by the Company’s responses.

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United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2016

Form 8-K filed June 12, 2015

1.
In future filings reporting the results of the frequency vote contemplated by Exchange Act Rule 14(a)-21, please disclose the conclusion of your board of directors regarding the frequency with which advisory votes on executive compensation should be held, as required by Item 5.07(d) of Form 8-K.

Following the next vote contemplated by Exchange Act Rule 14(a)-21 we will disclose the conclusion of the Company’s board of directors regarding the frequency with which advisory votes on executive compensation should be held in a Form 8-K. The Company also advises the Staff that it disclosed the board’s conclusion regarding the frequency with which advisory votes on executive compensation will be held in Item 5 of the Form 10-Q for the period ended June 30, 2015.
Form 10-K for the Fiscal Year Ended December 31, 2015
Item 1. Business
Investors - Certificates and Investment Funds, page 7

2.
In future filings, please explain when certificate holders pay an asset-based management fee and when they pay a servicing fee. To the extent appropriate, please discuss any significant trends in this regard and the expected impact on financial results.

In response to the Staff’s comment, the Company advises the Staff that all certificate holders pay an asset-based management fee and do not pay servicing fees, and the Company will clarify this fact in future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 46

3.
In future filings, please provide an analysis of your loan portfolio. Such analysis should include the information below, presented in a tabular format, as well as a qualitative analysis identifying the underlying reasons of each significant trend noted:

•
Originations for each period presented by loan product (e.g. standard program personal loans, custom program personal loans, education loans, patient finance loans, small business loans, small business lines of credit, etc.);

•	Fair value and unpaid principal balance at each period end presented by loan product;

•	Average transaction fee for each loan product for each period presented;

•	Charge-off percentage for each loan product for each period presented; and

•	Delinquency percentage at each period end presented by loan product.

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2016

The Company considers its major and material loan products to be standard program personal loans, custom program personal loans and other loans. The Company intends to disclose additional analysis of the originations and weighted average transaction fees (as a percent of origination balance) by these loan product groupings for each period presented as follows:

	For the Current Quarter-End		For the Prior Year Current Quarter-End
(in millions, except percentages)	Origination Volume	Weighted Average Transaction Fees	Origination Volume	Weighted Average Transaction Fees
Personal Loans - Standard Program	$ X.XX	X.XX%	$ X.XX	X.XX%
Personal Loans - Custom Program	X.XX	X.XX%	X.XX	X.XX%
Other (1)	X.XX	X.XX%	X.XX	X.XX%
Total	$ X.XX	X.XX%	$ X.XX	X.XX%
(1) Other is comprised of education and patient finance loans, small business loans, and small business lines of credit which are less than 10% of the volumes presented individually and in the aggregate.

Additionally, the Company intends to disclose the unpaid principal balance, the fair value and delinquent loans, as a percentage of unpaid principal balance of loans on the Company's balance sheet and serviced by the Company, by loan product grouping as follows:

	As of Current Quarter-End			As of Prior Year-End
(in millions, except percentages)	Unpaid Principal Balance	Fair Value as a Percentage of Unpaid Principal Balance	Delinquent Loans as a Percentage of Unpaid Principal Balance	Unpaid Principal Balance	Fair Value as a Percentage of Unpaid Principal Balance	Delinquent Loans as a Percentage of Unpaid Principal Balance
Personal Loans - Standard Program	$ X.XX	X.XX%	X.XX%	$ X.XX	X.XX%	X.XX%
Personal Loans - Custom Program (1)	X.XX	X.XX%	X.XX%	X.XX	X.XX%	X.XX%
Total (2)	$ X.XX	X.XX%	X.XX%	$ X.XX	X.XX%	X.XX%
(1) Small business loans comprise of less than 1% of total volume in the periods presented and included in this grouping.
(2) The Company does not hold education and patient finance loans on the Company's balance sheet.

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2016

The Company also intends to disclose a charge-off measure in the table below:

Charge-off Measure for the Period Presented
	For the Current Quarter-End	For the Prior Year Current Quarter-End	For the Current Six Months-End	For the Prior Year Current Six Months-End
Personal Loans - Standard Program	X.XX%	X.XX%	X.XX%	X.XX%
Personal Loans - Custom Program (1)	X.XX%	X.XX%	X.XX%	X.XX%
Total (2)	X.XX%	X.XX%	X.XX%	X.XX%
(1) Small business loans comprise of less than 1% of total volume in the periods presented and have been included in this grouping.
(2) The Company does not hold education and patient finance loans on the Company's balance sheet.

4.
We note your disclosure on page 3 that the capital to invest in loans funded through your marketplace comes directly from a wide range of investor channels, including retail investors, high-net-worth individuals and family offices, banks and financial companies, insurance companies, hedge funds, foundations, pension plans and university endowments, as well as through a variety of other investment channels. In future filings, please disclose in Management’s Discussion and Analysis of Financial Condition and Results of Operations, in a tabular format, the amount and/or percentage of capital invested in loans by each material investor channel.

The Company currently discloses investment amounts by investment channel as follows: (i) the issuance of member payment dependent notes, (ii) the sale of trust certificates, and (iii) the sale of whole loans to qualified investors, in its description of business. The Company will disclose the amount and/or percentage of capital invested in loans by the following investor groups: (i) Self-Managed (Individuals), (ii) Managed Accounts (Individuals), (iii) Banks and (iv) Other Institutional.

5.
We note your disclosure on page 6 that “investors are confident transacting on our marketplace, as evidenced by high reinvestment rates.” In future filings, please disclose in Management’s Discussion and Analysis of Financial Condition and Results of Operations the re-investment rates for each period presented.

In light of the recent events disclosed in our Form 10-Q for the first quarter of 2016, including the pausing of investment activity by some investors, the Company intends to remove the sentence “investors are confident transacting on our marketplace, as evidenced by high reinvestment rates” in future filings. To the extent the Company discusses reinvestment rates in future filings, we will quantify such rates.

6.
We note your disclosure on page 22 that a relatively small number of investors account for a large dollar amount of investments in loans funded through your marketplace. In future filings, please disclose in Management’s Discussion and Analysis of Financial Condition and Results of Operations the amount and/or percentage of investments in loans funded through your marketplace by the largest investors, individually and together as a group, for each of your

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2016

investor channels. In addition, please discuss any material risks associated with investor concentration.
In future filings, the Company intends to provide the following disclosure:
The following table provides the percentage of loans invested in by the ten largest investors during each of the previous five quarters (by dollars invested):

	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016
Percentage of Loans Invested In by Ten Largest Investors (by $ invested)	XX%	XX%	XX%	XX%	XX%

For the quarter ended [XX] 2016, no single investor accounted for more than XX% of the loans invested in through our marketplace. The composition of the top ten investors may vary from period to period. In addition to these investors, private funds associated with LCA and publicly issued member payment dependent notes accounted for approximately XX% and XX%, respectively, of investment capital provided through our marketplace during the period.”
The impact to the Company of an investor group ceasing to invest through the platform would generally be the same regardless of investment channel (i.e. notes, certificates or whole loans). Accordingly, the Company does not believe distinguishing investor concentration by investor channel would be meaningful to investors in assessing the risk of investor concentration.
With respect to the discussion regarding any material risks associated with investor concentration, the Company respectfully directs the Staff to the following disclosure on pages 39 and 63, respectively, of the Form 10-Q for the period ended March 31, 2016:
“As a result of the circumstances surrounding the loan sales noted above, a number of investors that, in the aggregate, have contributed a significant amount of funding on the platform, have paused their investments in loans through the platform as they perform audit and validation tests on their portfolios, or are otherwise reluctant to invest. The slowdown in investment capital resulting from this pause has had a corresponding effect on loan applications that we can make available on our platform for investment and, therefore, originations through the platform.”
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“A relatively small number of investors account for a large dollar amount of investment in loans facilitated through our marketplace and we may be required to increase our repurchase obligations to attract additional investors. . .
In addition, if a large number of our existing investors ceased utilizing our marketplace over a short period of time, our business could be temporarily interrupted and we may decide to use our capital to fulfill regulatory or contractual purchase obligations or support short-term marketplace equilibrium . . . .”

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2016

The Company will continue to assess, update, and disclose any additional material risks associated with investor concentration in future filings.
Key Operating and Financial Metrics
Contribution, Contribution Margin, Adjusted EBITDA and Adjusted EBITDA Margin, page 47

7.
We note your non-GAAP measures (i.e., contribution, contribution margin, adjusted EBITDA and adjusted EBITDA margin) precede the most directly comparable GAAP measure (i.e., net income (loss)) in the table of key operating and financial metrics on page 48 of your Form 10-K as well as in your earnings release filed on May 9, 2016. Please tell us how you expect the Division’s guidance on non-GAAP financial measures in Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 will impact your presentation of these measures in future filings.

To ensure that the Company's GAAP measures are presented with equal or greater prominence, as clarified by question 102.10 of the updated compliance and disclosure interpretations issued on May 17, 2016, the Company will present the non-GAAP measures of contribution, contribution margin, adjusted EBITDA and adjusted EBITDA margin immediately following the most directly comparable GAAP measure (i.e., net income (loss)) in future filings and in its future earnings releases. Additionally, the Company will conform the order of the narrative discussion of these measures to this revised presentation.

8.
We note your disclosure that the non-GAAP financial measures, Contribution and Contribution margin, exclude net interest (income) expense, engineering and product development expenses, and other general and administrative expenses. Please tell us how you expect the Division’s guidance on non-GAAP financial measures in Question 100.01 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016 will impact your approach to such exclusions in future filings.

The Company believes that the use of Contribution and Contribution Margin is not misleading and will more fully describe the computation and use of Contribution and Contribution Margin, in addition to the required reconciliation to the most comparable GAAP measure (as described further below in response to comment #9).
Although the Company has a unique business model, the Company has historically reported its results of operations using a presentation that is similar to that of companies in the financial services industry. This presentation does not provide a GAAP measure of “gross margin”, which is a measure that is widely and typically used in other industries; in particular including companies that have marketplace business models. Therefore, the Company developed non-GAAP measures that we believe are similar in nature to “gross margin”, which the Company has defined as “Contribution” and “Contribution Margin”. The Company uses these performance measures internally to manage and monitor the business and has historically and consistently disclosed these publicly. The Company believes that Contribution and Contribution Margin, are useful in understanding the Company’s business, as more fully explained in response to question #9 below.
Contribution is equal to operating revenue less origination and servicing expense and sales and marketing expense (these expenses are presented on the face of the Company’s statement of operations), adjusted to exclude non-cash stock-based compensation. In fulfilling the requirements of Regulation G to disclose a reconciliation of non-GAAP measures, the Company reconciles Contribution to “net income/ (loss)”, since there is no other GAAP measure that is closer or more comparable to this non-GAAP measure.

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2016

The Company will also add the following table to our disclosure to more clearly show the computation of Contribution and Contribution Margin and to emphasize that contribution is not a measure of total Company profitability as follows:

(in millions, except percentages)	Current Quarter	Prior year same Quarter
Operating revenue	$—	$—
Less: Origination and servicing	—	—
Less: Sales and marketing	—	—
Total direct expenses	—	—
Add: Stock-based Compensation	—	—
Contribution	$—	$—
Contribution margin	—%	—%

9.
We note your disclosure on page 48 that you believe your non-GAAP financial measures help identify trends in your core business results and allow for greater transparency with respect to key metrics used by management in its decision making. You disclose that management uses contribution and contribution margin as measures of product profitability to understand and evaluate your core operating performance and trends and that management uses adjusted EBITDA to understand and evaluate your core operating performance and trends. In future filings, please explain more clearly why you believe each of your non-GAAP financial measures provides useful information to your shareholders regarding your financial condition and/or results of operations.

The Company will explain more clearly why we believe our non-GAAP financial measures provide useful information to investors in its Form 10-Q for the quarter ended June 30, 2016 and thereafter, as follows:
Contribution is a non-GAAP financial measure that is calculated as operating revenue less “sales & marketing”, and “origination & servicing” expense on the Company’s Statement of Operations, adjusted to exclude non-cash stock-based compensation expense within these captions. These costs represent the costs that are most directly related to generating such operating revenue. Contribution Margin is a non-GAAP financial measure calculated by dividing Contribution by total operating revenue. Contribution and Contribution Margin are measures of overall direct product profitability that our management and board of directors find useful, and believe investors may find useful, in understanding the relationship between costs most directly associated with revenue generating activities and the related revenue, and remaining amount available to support our costs of engineering and product development and other general and administrative expense to evaluate our operating performance and trends. While we believe Contribution and Contribution Margin are useful for the reasons above, they should not be used as an overall measure of our profitability, as they exclude engineering and product development and other general and administrative expenses which are required to run our business. Factors that affect our Contribution and Contribution Margin include revenue mix, variable marketing expenses and origination and servicing expenses.
Adjusted EBITDA is a non-GAAP financial measure that includes operating revenue less certain non-recurring expenses primarily related to interest, amortization and depreciation, and stock-based compensation expense. The Company believes that Adjusted EBITDA is

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2016

an important measure of operating performance because it allows management, investors and our board to evaluate and compare our core operating results, including our return on capital and operating efficiencies, from period to period by removing the impact of asset base (depreciation and amortization), other non-operating, and share-based compensation, tax consequences, and our capital structure (interest expense from any outstanding debt). Additionally the Company utilizes Adjusted EBITDA as an operating performance measure as an input into the Company’s calculation of the annual bonus plan. In addition to its use by management, we also believe Adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate the financial performance of our company and other companies in our industry as well as in the broader financial services and technology industries.
Consolidation of Variable Interest Entities, page 72

10.	Please tell us how you determined that your relationships with certain unconsolidated private investment funds did not trigger disclosure pursuant to Item 303(a)(4) of Regulation S-K.

The Company does not believe that the Funds would constitute an “off-balance sheet arrangement” as that term is defined in Item 303(a)(4) of Regulation S-K because the Company does not 1) provide any guarantees to the unconsolidated private investment funds (the Funds), 2) have a retained or contingent interest in the assets of the Funds, and 3) have obligations under any contract with these Funds that would be accounted for as a derivative or considered a variable interest. Accordingly, no disclosure was required pursuant to this Item.
Item 8. Financial Statements and Supplementary Data
Consolidated Financial Statements of LendingClub Corporation
Note 2. Summary of Significant Accounting Policies – Loans, Notes and Certificates at Fair Value, page 86

11.
We note you place loans on non-accrual status at 120 days past due. Please tell us if you have the same non-accrual policy for each material loan product. If you have different policies, in future filings please disclose them.

The Company advises the Staff that it has the same non-accrual policy for each of its material loan products.

12.	In future filings, please disclose your charge-off policy for each material loan product.
The Company will disclose its charge-off policy in future filings.
Form 8-K filed March 2, 2016

13.	Please file Exhibits 10.1 and 10.2 in their entirety. We note, for example, that Exhibit A has been omitted from Exhibit 10.1 and Exhibits A – G and Exhibit I have been omitted from Exhibit 10.2.
The Company respectfully advises the Staff that it will supplement its pending confidential treatment application to include some or all of these exhibits.
Definitive Proxy Statement on Schedule 14A filed April 26, 2016
Related Party Transactions, page 31

14.	You disclose that several of your executive officers and directors (including their immediate family members) have made deposits and withdrawals to their investor accounts and purchased

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2016

loans, notes and certificates. In future filings, please provide all of the information required by Item 404 of Regulation S-K for such transactions, including, without limitation, identification of the names of the related persons participating in such transactions and the approximate dollar value of each related person’s deposits and withdrawals to its investor account.
In response to the Staff’s comment, with respect to disclosures required under Item 404 of Regulation S-K that apply to a Definitive Proxy Statement on Schedule 14A, we do not believe we are required to disclose certain information required under Item 404(a) of Regulation S-K, including without limitation the identity of related persons and the approximate dollar value of each related person’s deposits and withdrawals, in accordance with the exception granted in instruction 7(b) to Item 404(a) of Regulation S-K. We believe that under this exception, the transactions between the Company and such related persons qualify as “similar services” to those of a bank depositary of funds, transfer agent, registrar, or trustee under a trust indenture. These transactions include deposits and withdrawals of funds in investor accounts, payment of interest income on notes, certificates or whole loans, and the charging of servicing and management fees, all within the normal course of our operations.
We respectfully direct the staff to the following disclosure related to the requirements of item 404(b) of Regulation S-K included on page 31 of the Definitive Proxy Statement on Schedule 14A filed April 26, 2016:
“Related party transactions must be reviewed and approved by our Audit Committee when not conducted in the ordinary course of business subject to the standard terms of the our online marketplace or certificate investment program. Related party transactions may include any transaction between entities under common control or with a related person occurring since the beginning of our latest fiscal year, or any currently proposed transaction involving us where the amount involved exceeds $120,000.”
Form 8-K filed May 9, 2016

15.
We note your disclosure reconciling adjusted net income and earnings per share in Exhibit 99.1. In future filings, please describe the nature of “acquisition and related expenses” that you back out to calculate adjusted net income.

In response to the Staff’s comments, in future filings the Company will disclose that “acquisition and related expenses” that were not included in adjusted net income related to costs for due diligence related to past business acquisitions including those the Company reviewed and determined not to pursue a transaction, as well as incremental compensation expense required to be paid under the purchase agreement to retain key former shareholder employees of an acquired business.

16.	In future filings, please describe the “other dilutive equity awards” adjustment to calculate Non-GAAP diluted shares.

In response to the Staff's comment, the Company notes that its GAAP net loss per share excluded all potentially dilutive securities as their impact would have been anti-dilutive. As adjusted net income was a profit, the impact of the potentially dilutive securities was included to appropriately reflect their dilutive impact on adjusted net income per share. We will describe the nature of “other dilutive equity awards” adjustment used to calculate Non-GAAP diluted shares as a footnote to the disclosure reconciling adjusted net income and earnings per share in future filings as follows:
“Other dilutive equity awards include assumed exercises of unvested stock options, net of assumed repurchases computed under the treasury method, which were excluded from

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2016

GAAP net loss per share as their impact would have been anti-dilutive, but are included in adjusted net income per share as the impact was dilutive.”

Form 10-Q for Quarterly Period Ended March 31, 2016
Board Review, page 34

17.
We note Mr. Morris has assumed the newly-created role of Executive Chairman. Please tell us the nature and responsibilities of this role, including how it differs from the Chairman role that your former CEO held, and provide such information in future filings.

In response to the Staff's comment, the Company advises the Staff that the nature and responsibilities of Mr. Morris’ role was to liaise with management and the rest of the Board and provide oversight and advice and support to the Company’s Acting CEO and President, as well as to assist the Company’s management with various strategic initiatives.
In his role as Executive Chairman, Mr. Morris also assumed the same responsibilities that our former CEO held as Chairman of the Company’s Board of Directors, including presiding over meetings of the Board, and carrying out such other duties as are customarily carried out by a board chairman.
As disclosed in the Form 8-K filed on June 28, 2016, Mr. Morris stepped down from his role as Executive Chairman and was appointed the independent chairman of the Board, effective June 27, 2016.

Effectiveness of Scoring Models, page 35

18.
In future filings, please describe the role that your issuing banks (e.g., WebBank) and their underwriting standards play in the origination of loans facilitated by your marketplace. In doing so, please specifically address whether loan applications are evaluated against and must comply with the underwriting standards of the originating banks.

The Company respectfully directs the Staff to the disclosure on page 10 of the Form 10-K for the Fiscal Year Ended December 31, 2015:
“We have developed an extensible, automated platform that allows us to work with issuing banks to originate and issue a variety of loan products to an array of borrowers. Our service is provided in a seamless fashion to the borrowers. A borrower comes to our website and completes a simple application for a loan product. We then use proprietary risk algorithms to analyze an applicant’s risk profile based upon the issuing bank’s underwriting guidelines.”
The Company will clarify in future quarterly filings that loans facilitated through our marketplace are originated by our issuing bank partners using proprietary risk algorithms to analyze an applicant’s risk profile that are based upon the issuing bank’s underwriting guidelines and credit policy. Further we will clarify that loan applications are evaluated against and must comply with the underwriting standards of the originating banks.

Liquidity, page 51

19.
Please tell us the basis for your expectation that your existing sources of liquidity will be sufficient to meet your liquidity needs for the next 12 months. In doing so, please address the impacts, if any, of the investor pauses that you mention in your report (see, e.g., page 39) and the

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2016

extent to which you are using and anticipate continuing to have to use your own balance sheet for loans facilitated by your marketplace. Please include such information in future filings.

In response to the Staff’s comments, the Company had cash and cash equivalents of $583.8 million as of March 31, 2016 and expects that its existing sources of liquidity will be sufficient to meet liquidity needs for the next 12 months. The Company believes it can adjust to changing market conditions, including micro-economic market conditions specific to the Company, because it can modify its spending to adjust to changing market conditions. For example, in the short-term the Company can adjust marketing efforts to borrowers, or more long-term options such as the recent reduction in the Company's workforce.
We respectfully direct the Staff to our disclosures addressing the impacts of the investor pauses on our liquidity expectations and any anticipated use of our balance sheet on pages 51-52:
“If the recent pause in investor funding on our platform, as described above, continues, cash generated from facilitating loan originations could decline, in which case we may need to use our cash on hand, which was $583.8 million at March 31, 2016, to meet our working capital needs.”
“Generally, there has been no material impact on our liquidity position related to the purchase of loans in the first quarter of 2016; as such, loans generally were funded by proceeds from the issuance of corresponding notes and certificates, or such loans have been sold on the same day to whole loan investors.
As a result of recent events arising out of our board review noted above, we are actively exploring ways to restore investor confidence in our platform and obtain investment capital for the platform.”
“Historically, our overall business model has not been premised on using our balance sheet and assuming credit risk for loans facilitated by our marketplace. In order to support contractual obligations (Pool B loans and repurchase obligations), regulatory commitments (direct mail), short-term marketplace equilibrium, customer accommodations or other needs, we may use our capital on the platform from time to time on terms that are substantially similar to other investors. Additionally, we may use our capital to invest in loans associated with the testing or initial launch of new or alternative loan terms, programs or channels to establish a track record of performance prior to facilitating third-party investments in these loans.
In the five business days since the announcement of the internal board review described above, we have been actively exploring ways to restore investor confidence in our platform and obtain additional investment capital for the platform. These efforts may take a number of different structures and terms; including equity or debt transactions, alternative fee arrangements or other inducements including equity. These structures may enable us or third-parties to purchase loans though the platform. There is no assurance that we will be able to enter into any of these transactions, or if we do, what the final terms will be. If our attempts to secure additional investor capital to meet platform origination volume are not successful, we may need to use a greater amount of our own capital to purchase loans on our platform compared to prior periods, particularly in light of regulatory commitments to purchase loans solicited by direct mail and other contractual purchase obligations. We also may need to reduce our platform’s origination volume. These actions may have adverse impacts on our business, financial condition (including our liquidity), results of operations and ability to sustain and grow loan volume.”

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2016

Additionally, the Company respectfully directs the Staff to the following disclosure on pages 39-40:
“As a result of the circumstances surrounding the loan sales noted above, a number of investors that, in the aggregate, have contributed a significant amount of funding on the platform, have paused their investments in loans through the platform as they perform audit and validation tests on their portfolios, or are otherwise reluctant to invest. The slowdown in investment capital resulting from this pause has had a corresponding effect on loan applications that we can make available on our platform for investment and, therefore, originations through the platform. If the investors' actions continue, they may have a material impact on our available cash to the extent we use capital to invest in loans, and on our business and results of operations; however, it is too early to determine whether this trend will continue or what impact it may have on our business, results of operations, financial condition or our stockholders. It is possible that these investors may not return to our platform. We meet with current proposed platform investors in order to increase the amount of capital committed to the platform. We may enter into agreements with large institutional investors in order to increase the amount of available capital through the platform.
We are actively exploring ways to restore investor confidence in our platform and obtain additional investment capital for the platform loans. These efforts may take a number of different structures and terms; including equity or debt transactions, alternative fee arrangements or other inducements including equity. These structures may enable us or third-parties to purchase loans through the platform. There is no assurance that we will be able to enter into any of these transactions, or if we do, that the final terms will be beneficial to us. If our attempts to secure additional investor capital to meet platform origination volume are not successful, we likely may need to use a greater amount of our own capital to purchase loans on our platform compared to prior periods, particularly in light of regulatory commitments to fund loans solicited by direct mail and other contractual purchase obligations. We also may need to reduce our platform's origination volume. These actions likely will have material adverse impacts on our business, financial condition (including our liquidity), results of operations and ability to sustain and grow loan volume.”

United States Securities and Exchange Commission
Division of Corporate Finance
July 11, 2016

***

In connection with the Staff’s comments, we hereby acknowledge:

•	we are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Jason Altieri
Jason Altieri
General Counsel